SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                SCHEDULE 13D
                               (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)

                             (AMENDMENT NO. 4)

                       CAPSTEAD MORTGAGE CORPORATION
                      -------------------------------
                              (NAME OF ISSUER)

                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 -----------------------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                14067E 40 7
                               (CUSIP NUMBER)

                             Randal A. Nardone
                   Chief Operating Officer and Secretary
                    Fortress Registered Investment Trust
                      Sole member of Fortress Cap LLC
                        1301 Avenue of the Americas
                          New York, New York 10019
                               (212) 798-6100
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  COPY TO:

                             J. Gregory Milmoe
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                       New York, New York 10036-6522
                               (212) 735-3000

                 September 8, 2000 through October 23, 2000
                --------------------------------------------
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d(f) or 13d-1(g), check the following box |_| .


CUSIP NO. 14067E 40 7                 13D
-------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     FORTRESS CAP LLC
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
     NOT APPLICABLE                                                (b) |_|
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     NOT APPLICABLE
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                                                              2(d) or 2(e)|_|
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
-------------------------------------------------------------------------------
   NUMBER OF         7     SOLE VOTING POWER            - 0 -
     SHARES          ----------------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER          - 9,213,317 -
    OWNED BY         ----------------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER       - 0  -
   REPORTING         ----------------------------------------------------------
  PERSON WITH        10     SHARED DISPOSITIVE POWER     - 9,213,317 -
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       - 9,213,317 -
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     32.9% (BASED ON 22,590,431 SHARES OF COMMON STOCK OUTSTANDING AS OF
     AUGUST 10, 2000 AND ASSUMING FULL CONVERSION OF THE SERIES C AND
     SERIES D CONVERTIBLE PREFERRED STOCK OF CAPSTEAD BENEFICIALLY OWNED
     BY THE REPORTING PERSON)
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
-------------------------------------------------------------------------------



CUSIP NO. 14067E 40 7                13D
-------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     FORTRESS REGISTERED INVESTMENT TRUST
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
     NOT APPLICABLE                                                (b) |_|
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     WC
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                                                              2(d) or 2(e)|_|
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
-------------------------------------------------------------------------------
   NUMBER OF         7     SOLE VOTING POWER            - 0 -
     SHARES          ----------------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER          - 9,213,317 -
    OWNED BY         ----------------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER       - 0  -
   REPORTING         ----------------------------------------------------------
  PERSON WITH        10     SHARED DISPOSITIVE POWER     - 9,213,317 -
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     - 9,213,317 -
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     32.9% (BASED ON 22,590,431 SHARES OF COMMON STOCK OUTSTANDING AS OF
     AUGUST 10, 2000 AND ASSUMING FULL CONVERSION OF THE SERIES C AND
     SERIES D CONVERTIBLE PREFERRED STOCK OF CAPSTEAD BENEFICIALLY OWNED
     BY THE REPORTING PERSON)
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
-------------------------------------------------------------------------------



CUSIP NO. 14067E 40 7               13D
-------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     FORTRESS INVESTMENT FUND LLC
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  |_|
     NOT APPLICABLE                                                (b)  |_|
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     NOT APPLICABLE
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                                                              2(d) or 2(e)|_|
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
-------------------------------------------------------------------------------
   NUMBER OF         7     SOLE VOTING POWER            - 0 -
     SHARES          ----------------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER          - 9,213,317 -
    OWNED BY         ----------------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER       - 0  -
   REPORTING         ----------------------------------------------------------
  PERSON WITH        10     SHARED DISPOSITIVE POWER     - 9,213,317 -
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     - 9,213,317 -
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     32.9% (BASED ON 22,590,431 SHARES OF COMMON STOCK OUTSTANDING AS OF
     AUGUST 10, 2000 AND ASSUMING FULL CONVERSION OF THE SERIES C AND
     SERIES D CONVERTIBLE PREFERRED STOCK OF CAPSTEAD BENEFICIALLY OWNED
     BY THE REPORTING PERSON)
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
-------------------------------------------------------------------------------



CUSIP NO. 14067E 40 7                 13D
-------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     FORTRESS INVESTMENT GROUP LLC
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  |_|
     NOT APPLICABLE                                                (b)  |_|
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     NOT APPLICABLE
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                                                              2(d) or 2(e)|_|
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
-------------------------------------------------------------------------------
   NUMBER OF         7     SOLE VOTING POWER            - 0 -
     SHARES          ----------------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER          - 9,213,317 -
    OWNED BY         ----------------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER       - 0  -
   REPORTING         ----------------------------------------------------------
  PERSON WITH        10     SHARED DISPOSITIVE POWER     - 9,213,317 -
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     - 9,213,317 -
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     32.9% (BASED ON 22,590,431 SHARES OF COMMON STOCK OUTSTANDING AS OF
     AUGUST 10, 2000 AND ASSUMING FULL CONVERSION OF THE SERIES C AND
     SERIES D CONVERTIBLE PREFERRED STOCK OF CAPSTEAD BENEFICIALLY OWNED
     BY THE REPORTING PERSON)
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
-------------------------------------------------------------------------------



CUSIP NO. 14067E 40 7              13D
-------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     FORTRESS PRINCIPAL INVESTMENT HOLDINGS LLC
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  |_|
     NOT APPLICABLE                                                (b)  |_|
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     NOT APPLICABLE
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                                                              2(d) or 2(e)|_|
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
-------------------------------------------------------------------------------
   NUMBER OF         7     SOLE VOTING POWER            - 0 -
     SHARES          ----------------------------------------------------------
  BENEFICIALLY       8     SHARED VOTING POWER          - 9,213,317 -
    OWNED BY         ----------------------------------------------------------
      EACH           9     SOLE DISPOSITIVE POWER       - 0  -
   REPORTING         ----------------------------------------------------------
  PERSON WITH        10     SHARED DISPOSITIVE POWER     - 9,213,317 -
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     - 9,213,317 -
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     32.9% (BASED ON 22,590,431 SHARES OF COMMON STOCK OUTSTANDING AS OF
     AUGUST 10, 2000 AND ASSUMING FULL CONVERSION OF THE SERIES C AND
     SERIES D CONVERTIBLE PREFERRED STOCK OF CAPSTEAD BENEFICIALLY OWNED
     BY THE REPORTING PERSON)
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
     CO
-------------------------------------------------------------------------------



        This Amendment No. 4 ( "Amendment") to the Statement on Schedule 13D dated January 21, 2000, as amended by Amendment No. 1 thereto dated February 22, 2000, Amendment No. 2 thereto dated July 12, 2000 and Amendment No. 3 thereto dated September 8, 2000 (as so amended, the "Schedule 13D") filed by Fortress Cap LLC, a Delaware limited liability company ("Cap LLC"), Fortress Registered Investment Trust, a Delaware business trust ("Fortress Trust"), Fortress Investment Fund LLC, a Delaware limited liability company ("Fortress Fund"), Fortress Investment Group LLC, a Delaware limited liability company ("Fortress Group"), and Fortress Principal Investment Holdings LLC, a Delaware limited liability company ("FPIH"), relates to the common stock, par value $0.01 per share (the "Common Stock"), of Capstead Mortgage Corporation, a Maryland corporation ("Capstead"). This Amendment is filed jointly by Cap LLC, Fortress Trust, Fortress Fund, Fortress Group and FPIH. All capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

ITEM 2.

        The first paragraph of Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

               Fortress Cap LLC is a Delaware limited liability company ("Cap LLC") that is wholly owned by its sole member, Fortress Registered Investment Trust, a Delaware business trust ("Fortress Trust"). All issued and outstanding shares of beneficial interest of Fortress Trust are owned by Fortress Investment Fund LLC, a Delaware limited liability company ("Fortress Fund"). Fortress Fund has no directors or executive officers. The managing member of Fortress Fund is Fortress Fund MM LLC, a Delaware limited liability company. Fortress Investment Holdings LLC is the sole member of Fortress Investment Group LLC, a Delaware limited liability company ("Fortress Group"), which, together with Fortress Fund MM Inc., a Delaware corporation, owns all of the beneficial interests of Fortress Fund MM LLC. Fortress Fund MM Inc. is also the managing member of Fortress Fund MM LLC. Fortress Principal Investment Group LLC, a Delaware limited liability company ("FPIG"), together with Fortress Partners, LP, a Delaware limited partnership, owns all of the issued and outstanding common stock of Fortress Fund MM Inc. Fortress Principal Investment Holdings LLC, a Delaware limited liability company ("FPIH") is the sole member of FPIG. The address of each of the above-referenced entities in this Item 2 is 1301 Avenue of the Americas, 42nd Floor, New York, New York 10019 and the principal business of each such entity is real estate-related investments.

ITEM 5.

        Item 5 of the Schedule 13D is hereby amended and supplemented to add the following:

               Since September 8, 2000, the date of Amendment No. 3 to the
        Schedule 13D, Cap LLC has purchased an aggregate of 483,800 shares of the Capstead Common Stock. All such shares were acquired in open market purchases pursuant to transactions executed by Merrill, Lynch, Pierce, Fenner & Smith, Inc. or PaineWebber Inc., each of which is a registered broker dealer. The table below sets forth (i) the date of each such acquisition, (ii) the number of shares acquired, (iii) the price per share paid in connection with each such acquisition and (iv) the aggregate purchase price paid by Cap LLC in connection with each such acquisition.


                          NUMBER OF           PER SHARE            AGGREGATE
DATE OF ACQUISITION    SHARES PURCHASED     PURCHASE PRICE       PURCHASE PRICE
-------------------    ----------------     --------------       --------------
September 8, 2000....      10,100           $   8.8750        $     90,243.50
September 8, 2000....         100               8.8125                 887.25
September 8, 2000 ...       3,600               8.7500              31,716.00
September 11, 2000...       3,500               8.8750              31,272.50
September 15, 2000...       6,000               8.8750              53,610.00
September 18, 2000...       8,000               8.8750              71,480.00
September 19, 2000...       5,000               8.8125              44,362.50
September 19, 2000...       2,900               8.7500              25,549.00
September 20, 2000...         900               8.8750               8,041.50
September 20, 2000...      10,000               8.8125              88,725.00
September 21, 2000...      11,600               8.9375             104,371.00
September 22, 2000...       6,700               8.8750              59,864.50
September 22, 2000...         800               8.8125               7,098.00
September 25, 2000...      10,000               8.9375              89,975.00
September 25, 2000...       1,400               8.8750              12,509.00
September 25, 2000...       4,600               8.9375              41,388.50
September 26, 2000 ..       5,000               8.8750              44,675.00
September 26, 2000 ..       6,700               8.8125              59,445.75
September 27, 2000 ..       5,000               8.8750              44,675.00
September 27, 2000 ..       5,000               8.9375              44,987.50
September 28, 2000 ..       3,100               8.8750              27,698.50
September 29, 2000 ..       6,800               8.9375              61,183.00
October 2, 2000 .....       8,200               8.9375              73,779.50
October 3, 2000 .....      15,800               8.9375             142,160.50
October 4, 2000 .....      12,100               8.9375             108,869.75
October 5, 2000 .....         100               8.9375                 899.75
October 9, 2000 .....      12,900               9.0000             116,874.00
October 10, 2000 ....      52,500               9.0000             475,650.00
October 11, 2000 ....      76,300               9.0000             691,278.00
October 12, 2000 ....      42,800               9.0000             387,768.00
October 13, 2000 ....         600               9.1875               5,548.50
October 17, 2000 ....      10,000               9.2500              93,100.00
October 17, 2000 ....      15,000               9.1875             138,712.50
October 18, 2000 ....       5,000               9.2500              46,550.00
October 18, 2000 ....       5,000               9.1875              46,237.50
October 18, 2000 ....      16,800               9.1250             154,308.00
October 18, 2000 ....         300               9.0625               2,736.75
October 19, 2000 ....      10,000               9.2500              93,100.00
October 19, 2000 ....      10,000               9.1875              92,475.00
October 19, 2000 ....       8,100               9.1250              74,398.50
October 20, 2000 ....      10,000               9.2500              93,100.00
October 20, 2000.....      10,000               9.1875              92,475.00
October 23, 2000.....      43,500               9.2500             404,985.00
October 23, 2000.....       2,000               9.1250              18,370.00
                          --------             -------            -----------
        Total........     483,800         $     9.0887          $4,397,134.25
                         =========             =======          =============



                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 31, 2000


                                       FORTRESS CAP LLC


                                 By:  /s/ Randal A. Nardone
                                      -----------------------------------------
                                      Randal A. Nardone, as
                                      Chief Operating Officer and Secretary of
                                      Fortress Registered Investment Trust,
                                      sole member of Fortress Cap LLC



                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 31, 2000


                                      FORTRESS REGISTERED
                                      INVESTMENT TRUST


                                 By:  /s/ Randal A. Nardone
                                      -----------------------------------------
                                      Randal A. Nardone, as
                                      Chief Operating Officer and Secretary of
                                      Fortress Registered Investment Trust



                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 31, 2000


                                      FORTRESS INVESTMENT FUND LLC


                                 By:  /s/ Randal A. Nardone
                                      -----------------------------------------
                                      Randal A. Nardone, as
                                      Chief Operating Officer and Secretary of
                                      Fortress Fund MM, LLC, managing member
                                      of Fortress Investment Fund, LLC



                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 31, 2000


                                      FORTRESS  INVESTMENT GROUP  LLC


                                 By:  /s/ Randal A. Nardone
                                      -----------------------------------------
                                      Randal A. Nardone, as
                                      Chief Operating Officer and Secretary of
                                      Fortress Investment Group LLC



                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



October 31, 2000


                                     FORTRESS PRINCIPAL INVESTMENT
                                     HOLDINGS  LLC


                                 By:  /s/ Randal A. Nardone
                                      -----------------------------------------
                                      Randal A. Nardone, as
                                      Secretary